Mail Stop 4561

April 30, 2009

By U.S. Mail and facsimile to (214) 462-4489.

Elizabeth S. Acton
Executive Vice President and Chief Financial Officer
Comerica Incorporated
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, Texas 75201

> **Re: Comerica Incorporated**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 24, 2009**
> **File No. 001-10706**

Dear Ms. Acton:

   We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

Exhibit 13

Table 1: Selected Financial Data, page 11

1.   We note your presentation of tangible common equity as a percentage of tangible assets and the use of similar terms, such as tangible common equity ratio, in the Form 8-K you filed on April 21, 2009. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory

requirements. To the extent you plan to provide these non-GAAP ratios in the future, the we have the following comments:

- To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

- To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

- As it relates to the presentation of risk weighted assets, in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

Management's Discussion and Analysis
Net Interest Income, page 18

2.   Please revise throughout to include a discussion of your interest income on a US GAAP basis as well as the fully tax equivalent basis. Refer to Instruction 1 of Item 303(a) of Regulation S-K.

Allowance for Credit Losses, page 42

3.   Please revise to expand your current discussions surrounding the allowance for loan losses, which appears to focus on the allowance for loan losses to total loans and the effects of the provision on net interest income and net income, to provide a discussion that compares and contrasts the increase in charge-offs and the allowance for loan losses to total loans with the decrease in the allowance for loan losses as a percentage of nonperforming loans.

Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies, page 74
Loan Origination Fees and Costs, page 80

4.   Please revise to clarify whether the impact of the refinement on 2008 results is the cumulative correction made in the current period attributable to prior period

errors, or whether these amounts relate to what would have been recorded during 2008 if you had not refined your accounting. If these amounts do not represent what the cumulative effect of the correction of an error was on your current period financial results, please revise to disclose those amounts. Additionally, please tell us how you determined that the refinement in your accounting for certain of your deferred fees and costs was not material to prior periods.

Note 8 – Goodwill and Other Intangible Assets, page 91

5.   Please tell us the nature of the additional testing you performed at December 31, 2008 to determine that your goodwill was not impaired. Please explain any qualitative and quantitative factors you considered in your analysis, and provide us with a summary of your results in Step 1 and Step 2, if applicable.

6.   You disclose on page 128 that you currently give more weight to your discounted cash flow analysis when evaluating goodwill for impairment because you believe it to be more reflective of current market conditions. Please revise your disclosure to include the following:

        a. Please provide a discussion of how each of these valuation methods differ, the assumed benefits of a valuation prepared under each method and the specific reasons why management chose to use the discounted cash flow model to evaluate goodwill for impairment.

        b. Please include a qualitative and quantitative description of the material assumptions used and provide a sensitivity analysis of those assumptions based upon reasonably likely changes.

        c. Please disclose whether the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year and discuss the impact of any changes.

Note 22 – Variable Interest Entities, page 124

7.   Please revise to provide a description of the impact that your involvement with these VIE's have on your financial statements, including but not limited to disclosure of the nature and amounts of any fees or compensation paid to you by these entities, if material. Refer to paragraph 8(d) of FSP No. FAS 140-4 and FIN 46(R)-8.

Note 27 – Sales of Businesses/Discontinued Operations, page 141

8.   Please tell us how you considered SAB Topic 5E when determining that the gain related to the contingent note should be amortized over five years. Please

describe specifically how you considered that the primary repayment source of the note is from the cash flows of Munder, and that repayment does not begin until the sixth year following the closing of the transaction.

Note 28 – Repurchase of Auction Rate Securities, page 143

9.   Please revise to explicitly state that the repurchase of the Auction Rate securities was completed as a part of your settlement with FINRA.

Internal Control Opinion, page 147
Audit Opinion, page 148

10.   Please revise to properly evidence the signature(s) of the independent public accounting firm that issued its report on internal controls over financial reporting and on the consolidated financial statements. Please refer to Rule 302 of Regulation S-T. If ture, confirm to us that you maintain originals of these documents that include manually executed signatures of the issuers.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings, includes your proposed disclosure revisions and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Elizabeth S. Acton
Comerica Incorporated
April 30, 2009
Page 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding these comments may be directed to Rebekah Moore at (202) 551-3303 or Paul Cline at (202) 551-3851.

Sincerely,

Paul Cline
Senior Accountant